SCHEDULE 13G

Amendment No. 0
VEEVA SYS INC
Class A Common Stock
Cusip #922475108

Cusip #922475108
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	200,428
Item 6: 	   	0
Item 7: 	   	2,469,308
Item 8: 	   	0
Item 9: 	   	2,469,308
Item 11: 	  	16.460%
Item 12: 	  	HC

Cusip #922475108
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	2,469,308
Item 8: 	   	0
Item 9: 	   	2,469,308
Item 11: 	  	16.460%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a). 	    	Name of Issuer:

  	  	          	VEEVA SYS INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	4637 CHABOT DRIVE
Ste 210
  	  	          	Pleasanton, CA 94586
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street,Boston,Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Class A Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 922475108

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing,
FMR LLC, is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).   (Note:  See Item 7).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	2,469,308

  	  	     	(b)    Percent of Class: 	16.460%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
200,428

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	2,469,308

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of VEEVA SYS INC. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company
Act of 1940, in the Class A Common Stock of VEEVA SYS INC, amounted to
770,400 shares or 5.135% of the total outstanding Class A Common Stock at October 31, 2013.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	November 8, 2013
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


                Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,267,880 shares or 15.118% of the Class A Common Stock outstanding of VEEVA SYS INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the investment Company Act of 1940.



                The ownership of one investment company, Fidelity
Contrafund, amounted to 770,400 shares or 5.135% of the Class A Common Stock outstanding. Fidelity Contrafund has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,267,880 shares owned by the Funds.

		Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,000 shares or 0.006% of the outstanding Class A Common Stock outstanding of VEEVA SYS INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").


                Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 1,000 shares owned by the SelectCo Funds.



                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 200,428 shares or 1.336% of the outstanding Class A Common Stock of VEEVA SYS INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 200,428 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on November 8, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of VEEVA SYS INC at October 31, 2013.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel

  	Fidelity Contrafund

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Secretary